Filed by Harbor ETF Trust

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Westfield Capital Dividend Growth Fund, a series of The Advisors’ Inner Circle Fund II (File No. 811-07102)

Harbor Capital Advisors Expands ETF Suite with Dividend Growth Leaders ETF

CHICAGO – March 14, 2022 - Harbor Capital Advisors, Inc. (“Harbor”), today announced that it is partnering with Westfield Capital Management Company, L.P. (“Westfield”) to launch the Harbor Dividend Growth Leaders ETF (GDIV). The existing Westfield Capital Dividend Growth Fund, a series of The Advisors’ Inner Circle Fund II, will be merged into the newly established active ETF, which is expected to launch in late May (the “Reorganization”). Along with ETFs, Harbor offers a curated experience of mutual funds and collective investment trusts (CITs). The Reorganization is subject to approval by shareholders of the Westfield Capital Dividend Growth Fund.

“We are thrilled to extend our long-term strategic partnership with Westfield, providing advisors and investors with another vehicle to access our firm’s investment strategies,” said Kristof Gleich, President & CIO. “Fully transparent actively managed ETFs have the potential to help clients meet their long-term investment goals and we will continue to build out Harbor’s ETF franchise with talented, institutional-caliber asset managers like Westfield.”

“We are excited for the current investors in the Westfield Capital Dividend Growth Fund to benefit from much lower fees and a more tax efficient vehicle,” said Will Muggia, President, CEO & CIO and Portfolio Manager of Westfield Capital Dividend Growth Fund.

Westfield and Harbor’s strategic partnership dates back over 20 years with Westfield managing Harbor’s Small Cap Growth Fund since 2000 and also managing a sleeve of the Harbor Disruption & Innovation Strategy.

Harbor Dividend Growth Leaders ETF will pursue an actively managed strategy that seeks long-term growth of capital and income by investing in a relatively concentrated portfolio of primarily large capitalization companies with a history or prospect of paying stable or increasing dividends, as determined by the portfolio manager and investment team.

The Harbor Dividend Growth Leaders ETF will be subadvised by Westfield and will pursue the same investment strategy that the Westfield Capital Dividend Growth Fund has pursued since its inception in 2013. Will Muggia, who currently serves as the Portfolio Manager of the Westfield Capital Dividend Growth Fund and is the largest individual investor in the Fund, will serve as the Portfolio Manager of the Harbor Dividend Growth Leaders ETF. Will has over 35 years of experience investing in U.S. equities and leverages the fundamental research of an experienced and tenured investment team. The investment team’s strategy employs a bottom-up process to identify companies that meet the team’s fundamental criteria and then performs a qualitative review of each identified company to select companies for inclusion in the Fund’s portfolio.

About Harbor

Harbor offers a diverse family of cost-aware investment solutions managed by institutional-caliber firms. We source talented investment teams to manage portfolios and apply a rigorous fiduciary oversight program to monitor their performance and investment decisions. Harbor had combined assets under management of approximately $63.5 billion as of December 31, 2021. For more information, visit www.harborcapital.com

About Westfield

Westfield is an employee owned, SEC-registered investment adviser dedicated to providing quality investment management services to institutions and wealthy individuals. Westfield is a client-centric organization that offers a variety of domestic growth equity products across the capitalization spectrum to service our clients’ diverse investment needs. Westfield strives to understand our clients’ investment objectives, respect the needs of each individual client entity and offer direct access to our portfolio management team. As of December 31, 2021, Westfield had $17 billion in assets under management. Westfield’s client base is diverse, and the team has a long track record of managing assets for sub advisory sponsors, institutional clients and wealthy individuals. For more information, visit www.westfieldcapital.com

The Reorganization

The Board of Trustees of The Advisors’ Inner Circle Fund II and the Board of Trustees of the Harbor ETF Trust have approved an agreement and plan of reorganization providing for the Reorganization. The Reorganization is subject to approval by shareholders of the Westfield Dividend Growth Fund, though no shareholder action is necessary at this time. Shareholders of record of the Westfield Dividend Growth Fund on or about March 15, 2022, will receive a proxy statement/prospectus that contains important information about the Reorganization and the Harbor Dividend Growth Leaders ETF, including information about investment strategies and risks, fees and expenses.

SHAREHOLDERS OF THE WESTFIELD CAPITAL DIVIDEND GROWTH FUND ARE URGED TO READ THE COMBINED PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION TO APPROVE THE REORGANIZATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATION AND THE HARBOR DIVIDEND GROWTH LEADERS ETF. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, FEES AND EXPENSES OF THE FUNDS CAREFULLY.

Shareholders of the Westfield Capital Dividend Growth Fund may obtain free copies of the combined proxy statement/prospectus and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the combined proxy statement/prospectus and other documents filed with the SEC may also be obtained without charge after the combined proxy statement/prospectus becomes effective from Westfield by calling 1-866-454-0738 or by writing to Westfield Capital Dividend Growth Fund, P.O. Box 219009, Kansas City, Missouri 64121-9009.

NOTE: INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THE REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SEC BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PRESS RELEASE IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. AN INDICATION OF INTEREST IN RESPONSE TO THIS ADVERTISEMENT WILL INVOLVE NO OBLIGATION OR COMMITMENT OF ANY KIND.

CALL 1-800-422-1050 TO OBTAIN A PROSPECTUS. BEFORE INVESTING YOU SHOULD CAREFULLY CONSIDER A FUND’S INVESTMENT OBJECTIVES, RISKS, CHARGES, AND EXPENSES. THIS AND OTHER INFORMATION IS IN THE PROSPECTUS. PLEASE READ THE PROSPECTUS CAREFULLY BEFORE YOU INVEST.

All investments involve risk including the possible loss of principal. There is no guarantee that the investment objective of the Fund will be achieved.

Stock markets are volatile and equity values can decline significantly in response to adverse issuer, political, regulatory, market and economic conditions. At times, a growth investing style may be out of favor with investors which could cause growth securities to underperform value or other equity securities. Since the Fund may hold foreign securities, it may be subject to greater risks than funds invested only in the U.S. These risks are more severe for securities of issuers in emerging market regions. MLPs are limited partnerships in which the ownership units are publicly traded.

Unlike mutual funds, ETFs may trade at a premium or discount to their net asset value. The ETF is new and has limited operating history to judge.

Foreside Fund Services, LLC. is the Distributor of the Harbor Dividend Growth Leaders ETF.

Harbor Funds Distributors, Inc. is the distributor for Harbor Funds.

Westfield Capital Management is a third-party subadviser to the Harbor Dividend Growth Leaders ETF, the Harbor Small Cap Growth mutual fund and the Harbor Disruptive Innovation mutual fund and ETF.